UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

The Walt Disney Company

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

254687106
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Alan N. Braverman
Senior Executive Vice President, General Counsel and Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521
(818) 560-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Meredith B. Cross
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
202-663-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$323,000,000	$9,916

*                                         Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered pursuant to this offer. These options have an aggregate fair value of $323,000,000 as of April 5, 2007, calculated based on the Black-Scholes-Merton option pricing model.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                                Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by The Walt Disney Company, a Delaware corporation (“The Walt Disney Company”, “Disney” or the “Company”), to amend certain options (the “Eligible Options”) that were granted by Pixar before the acquisition of Pixar by The Walt Disney Company (the “Pixar acquisition”), which was completed on May 5, 2006.  The Eligible Options were granted by Pixar under The Walt Disney Company/Pixar 1995 Stock Plan, as amended, or the Amended and Restated The Walt Disney Company/Pixar 2004 Equity Incentive Plan (collectively, the “Disney/Pixar Plans”) before the Pixar acquisition and were converted to options to purchase shares of common stock of The Walt Disney Company in accordance with the Pixar acquisition agreements.  The Eligible Options include only those stock options granted by Pixar: (i) that had original exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the correct option grant date as determined by us, (ii) that were unvested, either in whole or in part, as of December 31, 2004, (iii) that are outstanding as of the last date on which the Offer remains open for acceptance, and (iv) that are held by individuals who are subject to taxation in the United States and are an employee of The Walt Disney Company or its subsidiaries, including Pixar, on the last date on which the Offer remains open for acceptance.

Eligible holders may elect to (i) amend Eligible Options to increase the exercise price per share to the fair market value of a share of the common stock of Pixar on the correct option grant date as determined by us and as adjusted in connection with the Pixar acquisition (the “New Exercise Price”), and (ii) for each amended Eligible Option, receive a cash payment equal to the difference between the New Exercise Price and the original exercise price per share as adjusted in connection with the Pixar acquisition. Cash payments will be paid on or promptly following January 4, 2008, and all such payments will be subject to any applicable tax withholding. The cash payments will not be subject to any vesting conditions and will be made without regard to whether the Eligible Option is vested and without regard to whether an eligible holder is an employee of the Company on the payment date.

The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated April 9, 2007 (the “Offer to Amend”), attached to this Schedule TO as Exhibit (a)(1)(A), (ii) the E-mail to All Eligible Holders, dated April 9, 2007, attached to this Schedule TO as Exhibit (a)(1)(B), and (iii) the election form, attached to this Schedule TO as Exhibits (a)(1)(F) and (a)(1)(N). These documents, as they may be amended or supplemented from time to time, together constitute the “Offer Documents”. An “Eligible Holder” refers to an individual who (1) is subject to taxation in the United States, (2) holds Eligible Options to purchase shares of common stock of The Walt Disney Company that are outstanding on the last date on which this offer remains open for acceptance, and (3) is an employee of The Walt Disney Company or its subsidiaries, including Pixar, on the last date on which the Offer remains open for acceptance.  The Offer is not being made to any of our Directors or executive officers or any persons who served as directors or executive officers of Pixar before the Pixar acquisition.

This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule

TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Offer Documents, including all schedules and annexes to the Offer Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.

Item 2. Subject Company Information.

(a)           Name and Address.

The Walt Disney Company is the issuer of the securities subject to the Offer to Amend. The address of the Company’s principal executive office is 500 South Buena Vista Street, Burbank, California 91521 and the telephone number at that address is (818) 560-1000. The information set forth in the Offer to Amend in the section under the caption “The Offer” entitled “Information concerning the Company” is incorporated herein by reference.

(b)           Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of Eligible Options granted under the Disney/Pixar Plans to amend such Eligible Options and to receive a cash payment with respect to each amended Eligible Option, as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the E-mail to All Eligible Holders attached hereto as Exhibit (a)(1)(B) and (iii) the election form attached hereto as Exhibits (a)(1)(F) and (a)(1)(N).

As of March 30, 2007, there were options to purchase 15,478,029 shares of the Company’s common stock outstanding and eligible to participate in this Offer.

(c)           Trading Market and Price.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)           Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)           Material Terms.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections “Eligibility” (Section 1), “Number of options and amount of consideration; expiration of the offer” (Section 2), “Procedures for electing to participate in this offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for amendment, issuance of cash payments, and amended options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of amended options” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15), is incorporated herein by reference.

(b)           Purchases.

None of the members of the Company’s Board of Directors or the Company’s executive officers may participate in the offer. None of the persons who served as members of Pixar’s board of directors or executive officers of Pixar before the Pixar acquisition may participate in the offer. The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)           Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference. The following items are incorporated herein by reference: (1) the form of stock option agreement under the Amended and Restated The Walt Disney Company/Pixar 2004 Equity Incentive Plan, which is incorporated herein by reference to Exhibit 10.1 to Pixar’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2005; (2) Amended and Restated The Walt Disney Company/Pixar 2004 Equity Incentive Plan, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2006; (3) the form of stock option agreement under The Walt Disney Company/Pixar 1995 Stock Plan, as amended, which is attached hereto as Exhibit (a)(1)(P)(i); and (4) The Walt Disney Company/Pixar 1995 Stock Plan, as amended, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Form S-8 filed with the SEC on May 5, 2006.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purpose of the Offer” is incorporated herein by reference.

(b)           Use of Securities Acquired.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Acceptance of options for amendment, issuance of cash payments, and amended options” and “Status of options amended by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)           Plans.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Purpose of the offer” and “Information concerning the Company” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of amended options” is incorporated herein by reference.

(b)           Conditions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Conditions of the offer” is incorporated herein by reference.

(d)           Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)           Securities Ownership.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a)           Financial Information.

The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning the Company,” “Financial statements,” and “Additional information” is incorporated herein by reference. The financial information included in The Walt Disney Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006, filed with the SEC on November 22, 2006, and The Walt Disney Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended December 30, 2006 and December 31, 2005, filed with the SEC on February 7, 2007 and February 6, 2006, respectively, is incorporated herein by reference. The Walt Disney Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)           Pro Forma Information.

Not applicable.

(c)           Summary Information.

The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning the Company” is incorporated herein by reference.

Item 11. Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)           Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated April 9, 2007
(a)(1)(B)	Draft e-mail to all eligible holders
(a)(1)(C)	Draft transmittal to eligible holders receiving printed copies of offer to amend and election form
(a)(1)(D)	Screen shot of login page to offer website at http://tenderoffer.pixar.com
(a)(1)(E)	Screen shot of welcome page to offer website at http://tenderoffer.pixar.com
(a)(1)(F)	Screen shot of electronic election form
(a)(1)(G)	Screen shot of election amendment review
(a)(1)(H)	Screen shots of agreement to terms of election
(a)(1)(I)	Screen shot of election confirmation statement
(a)(1)(J)	Screen shots of instructions to election form
(a)(1)(K)	Form of amendment to stock option agreement and promise to make cash payment
(a)(1)(L)	Form of acknowledgement of receipt of election form
(a)(1)(M)	Form of e-mail confirmation and reminders to eligible holders
(a)(1)(N)	Paper election form
(a)(1)(O)	Form of e-mail confirming that eligible holder has elected not to participate
(a)(1)(P)(i)	Form of stock option agreement under The Walt Disney Company/Pixar 1995 Stock Plan, as amended
(a)(1)(P)(ii)	The Walt Disney Company/Pixar 1995 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Form S-8 filed with the SEC on May 5, 2006)
(a)(1)(P)(iii)

Form of stock option agreement under Amended and Restated The Walt Disney Company/Pixar 2004 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Pixar’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2005)

(a)(1)(P)(iv)

Amended and Restated The Walt Disney Company/Pixar 2004 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2006)

(b)	Not applicable
(d)(1)

Agreement and Plan of Merger by and among The Walt Disney Company, Lux Acquisition Corp. and Pixar dated as of January 24, 2006 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 26, 2006)

(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

(a)           Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THE WALT DISNEY COMPANY

/s/ Thomas O. Staggs
Thomas O. Staggs
Senior Executive Vice President and Chief Financial Officer

Date: April 9, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated April 9, 2007
(a)(1)(B)	Draft e-mail to all eligible holders
(a)(1)(C)	Draft transmittal to eligible holders receiving printed copies of offer to amend and election form
(a)(1)(D)	Screen shot of login page to offer website at http://tenderoffer.pixar.com
(a)(1)(E)	Screen shot of welcome page to offer website at http://tenderoffer.pixar.com
(a)(1)(F)	Screen shot of electronic election form
(a)(1)(G)	Screen shot of election amendment review
(a)(1)(H)	Screen shot of agreement to terms of election
(a)(1)(I)	Screen shot of election confirmation statement
(a)(1)(J)	Screen shots of instructions to election form
(a)(1)(K)	Form of amendment to stock option agreement and promise to make cash payment
(a)(1)(L)	Form of acknowledgement of receipt of election form
(a)(1)(M)	Form of e-mail confirmation and reminders to eligible holders
(a)(1)(N)	Paper election form
(a)(1)(O)	Form of e-mail confirming that eligible holder has elected not to participate
(a)(1)(P)(i)	Form of stock option agreement under The Walt Disney Company/Pixar 1995 Stock Plan, as amended
(a)(1)(P)(ii)	The Walt Disney Company/Pixar 1995 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Form S-8 filed with the SEC on May 5, 2006)
(a)(1)(P)(iii)

Form of stock option agreement under Amended and Restated The Walt Disney Company/Pixar 2004 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Pixar’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2005)

(a)(1)(P)(iv)

Amended and Restated The Walt Disney Company/Pixar 2004 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2006)

(b)	Not applicable
(d)(1)

Agreement and Plan of Merger by and among The Walt Disney Company, Lux Acquisition Corp. and Pixar dated as of January 24, 2006 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 26, 2006)

(g)	Not applicable
(h)	Not applicable